SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August 2018

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An indicative announcement regarding gratuitous transfer of state-owned shares of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on August 9, 2018.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国石化

SINOPEC

中国石油化工股份有限公司

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Overseas Regulatory Announcement
Indicative Announcement on Gratuitous Transfer of State-owned Shares

The Board and all directors of the Company warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

Important Information:

•	The changes in shareholders' equity interest are caused by gratuitous transfer and does not involve takeover offer.

•	Upon completion of the Gratuitous Transfer, the controlling shareholder and the ultimate controller of the Company will remain unchanged.

1.	Basic Information on the Gratuitous Transfer

On 9 August 2018, China Petroleum & Chemical Corporation (the “Company”) received a notice from China Petrochemical Corporation ( “Sinopec Group”), the controlling shareholder of the Company, informing that, pursuant to the relevant notice issued by State-owned Assets Supervision and Administration Commission of the State Council, Sinopec Group proposed to gratuitously transfer the A shares of the Company held by it with amounts of 1,241,721,854 A shares and 1,241,721,854 A shares to each of Beijing Chengtong Financial Control Investment Co., Ltd. (北京誠通金控投資有限公司) (“Chengtong Financial Control”) and Guoxin Investment Co., Ltd. (國新投資有限公司) (“Guoxin Investment”) respectively (“Gratuitous Transfer”).

Before completion of the Gratuitous Transfer, Sinopec Group directly held 85,792,671,101 A shares of the Company, representing 70.86% of the total share capital of the Company. Upon completion of the Gratuitous Transfer, the total share capital of the Company will remain unchanged and Sinopec Group will directly hold 83,309,227,393 A shares of the Company, representing 68.81% of the total share capital of the Company. Chengtong Financial Control will directly hold 1,241,721,854 A shares of the Company, representing 1.03% of the total share capital of the Company. Guoxin Investment will directly hold 1,241,721,854 A shares of the Company, representing 1.03% of the total share capital of the Company. The Gratuitous Transfer would not cause any change to the controlling shareholder and the ultimate controller of the Company.

2.	Subsequent Matters in relation to the Gratuitous Transfer

The Company will pay close attention to the progress of the abovementioned matter and will fulfill its information disclosure obligations in a timely manner in accordance with relevant laws and regulations.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board of Directors

Beijing, the PRC,
9 August 2018

As of the date of this announcement, directors of the Company are: Dai Houliang#, Li Yunpeng* , Ma Yongsheng# , Ling Yiqun# , Liu Zhongyun# , Li Yong* , Tang Min+ , Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: August 9, 2018